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                                                                       EXHIBIT 2

                          BOLERO INVESTMENT GROUP L.P.
                          ----------------------------

PO DRAWER 5208                                               1101 E. BALBOA BLVD
HILTON HEAD ISLAND                                 NEWPORT BEACH, CA  92661-1313
(803) 785-7730                                                    (714) 675-3850
(803) 686-2659 (FAX)                                        (714) 673-0434 (FAX)


CONTACT:  KENNETH W. PAVIA

FOR RELEASE:   IMMEDIATELY
               SEPTEMBER 13, 1996


                       BOLERO INVESTMENT GROUP ANNOUNCES
                       ---------------------------------
                     INCREASE IN INVESTMENT BY 18% PERCENT
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                     Investors hold 6.5% of Baldwin Shares
                     -------------------------------------

Hilton Head Island, SC, October 15, 1996--

     Bolero Investment Group L.P. and its General Partner, Kenneth W. Pavia Sr., have announced that they have increased their stake in Baldwin Piano and Organ Co. to 6.5% percent. Mr. Pavia reports that the additional shares acquired, which represent an 18% percent increase over the shares owned on July 18, 1996, were acquired as an investment which he views as having significant potential for increased value.

          On October 15, 1996, the Bolero Partnership and Mr. Pavia submitted a letter to the Board of Directors of Baldwin that outlined examples of issues the company had failed to address in order to rectify its laggard sales, erratic earnings and poor stock market performance. As a result of this failure, the Bolero Partnership and Mr. Pavia recently called on Baldwin to hire an investment banker to explore the possible sale, merger, or business combination as a method of enhancing the company's value. In the event that Baldwin refuses to hire an investment banker, Mr. Pavia has announced his intent to advance a proposal at Baldwin's 1997 annual meeting of shareholders which would call for the hiring of an investment banker to explore the possible sale, merger, or other business combination involving Baldwin as a method of enhancing the company's value.